

August 29, 2012

<u>Via E-mail</u>
Robert Gale
Principal Accounting Officer
Virgin Media Inc.
909 Third Avenue, Suite 2863
New York, NY 10022

  Re: Virgin Media Inc.
    Form 10-K for the Year Ended December 31, 2011
    Filed February 21, 2012
    Response Submitted August 21, 2012
    File No. 000-50886

Dear Mr. Gale:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement Incorporated by Reference Into Part III</u>

<u>Compensation Discussion And Analysis, page 32</u>

<u>Annual Bonus, page 38</u>

1. We note your responses to comments 1 and 2 from our letter dated July 31, 2012. Please supplement your disclosure in future filings to describe the general nature of the qualitative performance targets considered in assessing individual performance. Where a specific qualitative measure was a material component in the compensation committee's decision regarding individual performance, please explain <u>how</u> the compensation committee considered the factor in determining the level of individual performance and

resulting compensation paid. Please confirm your understanding that you should discuss qualitative measures rather than just listing them.

2. In your responses to comments 1, 2 and 3 from our letter dated July 31, 2012, you state that disclosure of certain performance measures would result in competitive harm. Please provide a more fulsome analysis to support these statements for each performance measure. As one example, explain how disclosure of the Blended Net Promoter Score targets and results "would inform competitors of [y]our strategic objectives." For guidance, please refer to Question 118.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

3. In your response to comment 3 from our letter dated July 31, 2012 you state your belief that the target for Net Cable Customer Additions is "commercially sensitive information as disclosure would provide competitors with information on [your] strategic objectives." We note, however, that you disclose actual net cable customer additions in your Forms 10-K and 10-Q. Please note that we generally do not agree with the argument that disclosing a performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and the target is a measurement based on actual company results that have been disclosed. Please confirm that you will disclose material performance targets fitting this criteria going forward.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Krebs, for

                                                Larry Spirgel
                                                Assistant Director